September 29, 2005
Mail Stop 3561

Via U.S. Mail

Albert E. Whitehead
Chief Executive Officer
Empire Petroleum Corporation
8801 S. Yale, Suite 120
Tulsa, OK 74137

   RE:	Empire Petroleum Corporation (the "Company")
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Quarter Ended June 30, 2005
	File No. 001-16653

Dear Mr. Whitehead:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the
Company, advise the staff of the reason thereof.

   Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.




Form 10-KSB for the year ended December 31, 2004

Item 6. Management`s Discussion and Analysis, page 9
Results of Operations, page 15

1. Reference is made to the first paragraph on page 15 regarding your discussion of general and administrative expenses for the twelve months ended December 31, 2004 compared to twelve months ended December 31, 2003. Please explain in greater detail why you began accruing for the potential liability relating to the Canadian office lease in the third quarter of fiscal 2003 when it appears the Canadian office had been closed as of December 31, 2002. Also, please explain why you accrued 18 months of expense related to the lease during the quarter ended December 31, 2003 and tell us basis for your treatment. We may have further comment upon receipt of your response.

Form 10-QSB for the Quarter Ended June 30, 2005

Balance Sheet, page 1
Note 3. Property and Equipment, page 5
Note 5.  Cheyenne River Prospect, page 6

2. We note that at June 30, 2005 the Company`s balance sheet reflected property and equipment of $527,000 which you indicate in
Note 3 is mainly comprised of your oil and gas properties and investment in the Gabbs Valley Prospect of Western Nevada. Further, according to Note 5 you indicate that your well known as Empire Hooligan Draw Unit #1-AH was unable to sustain a certain flow rate of barrels of oil per day and that the Company has been unsuccessful in carrying out remedial action to improve the wells. In light of these circumstances and your history of losses and declining levels of sales during the past two years, please explain your basis for concluding that your property and equipment were not impaired at December 31, 2004 or at any subsequent reporting period. We may have further comment upon receipt of your response.

Statements of Operations, page 2
Note 4. Contingencies, page 6

3. Reference is made to the reversal of accrued lease obligation of
$158,000 presented as a credit to operating expenses in your statements of operations. According to Note 4, you indicate that the reversal was due to management`s determination that the statute of limitations with respect to your obligations under the lease for your
Canadian office had expired. We also note that you indicate in Note
7 to the consolidated financials statements of your Form 10-K that the term of the lease extended to fiscal 2006 and that although it had been terminated, you were still held liable for damages relating to lost rent. In this regard, please clarify for us in greater detail the period over which you were obligated under such lease and why you believe you had been released of such obligation during the quarter ended June 30, 2005. Also, tell us specifically when the lease was terminated. We may have further comment upon receipt of your response.

* * * * *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at
(202)
551-3813 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,


								Linda Cvrkel
								Branch Chief
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Albert E. Whitehead
Empire Petroleum Corporation
September 29, 2005
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